Exhibit (c)(2)

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PROJECT LILY

Discussion Materials

February 26, 2004

PETER J. SOLOMON COMPANY

LIMITED

PETER J. SOLOMON COMPANY

TABLE OF CONTENTS

Discussion Materials

Tab
I.	Situation Overview
II.	Summary Preliminary Valuation Analysis

Appendix
A.	Letter of Exclusivity
B.	Indication of Interest
C.	Supplementary Financial Information
D.	Additional Crescent Capital Partners Information

Tab I

Situation Overview

Background

•                  December 2003: Peter J. Solomon Company (“PJSC”) was retained by Lily to explore a sale process

•                  PJSC began financial and operational due diligence on Lily in late December/early January 2004 including a review of:

•                  Historical operating performance

•                  2003 financials and 2004-2008 plan prepared by the Company

•                  Potential buyer universe and related valuation

•                  PJSC was approached by two parties during due diligence in mid-January, both of which are “financial buyers” interested in entering into an exclusive process to evaluate an acquisition of the Company

•                  Crescent Capital Investments (“Crescent”), a financial sponsor firm based in Atlanta

•                  A financial sponsor firm based in NY (the “Other Financial Buyer”),with a former Lily executive as an Advisor

•                  PJSC also had conversations with selected other financial buyers in January none of which had an interest in exploring a transaction

•                  PJSC, in conjunction with Lily’s Management, prepared an offering memorandum and presentation of the business along with detailed 2003 and forecast financials (“Confidential Materials”)

•                  On February 5th, 2004, based on interest expressed by the Other Financial Buyer at a potential purchase price of $22 per share, Management and PJSC met the Other Financial Buyer and the former Lily executive and presented the Confidential Materials

•                  Subsequent to this meeting, in mid February, the Other Financial Buyer indicated that based on their initial due diligence they revised their purchase price to $20 per share

•                  Also, in February, Management and PJSC met with Crescent Capital’s financial advisor, Casas, Benjamin & White, LLC, to provide an overview of  the Lily’s business and strategy

•                  Subsequently, Crescent and its financial advisor expressed interest in pursuing a “preemptive” transaction at a price per share in the low “$20’s”

•                  Based on such indication, on February 9th, 2004, Management and PJSC met with Crescent Capital representatives and presented the Confidential Materials

•                  After a series of discussions between Crescent Capital, its financial advisor and PJSC, Crescent Capital proposed entering a short exclusive process whereby they would conduct due diligence with a goal of acquiring Lily for $23 per share as outlined in the following Summary of Terms

Summary Overview of Potential Transaction

Summary of Multiples Proposed to be Paid in Potential Transaction

(Amounts in millions, except per share data)

Purchase Price Per Lily Share		$23.00
Primary Shares Outstanding		6.7
Option Equivalent Shares (a)		1.0
Diluted Shares Outstanding		7.7
Total Equity Value		177.2
Plus: Net Debt (b)		(6.8)
Total Enterprise Value		$170.4

Purchase Price Premium to Lily:
Current Price (2/24/04)	$19.63	17.17%
1 Month Average	18.86	21.95
6 Month Average	17.60	30.68
1 Year Average	15.95	44.20

Enterprise Value as a Multiple of:
LTM Net Sales (FY 2003)	$364.6	46.74%
LTM EBITDA (FY 2003)	24.5	7.0	x
EBITDA (2004P)	30.2	5.7

Purchase Price Per Share as a Multiple of:
E.P.S. (FY 2003) (c)	$1.02	22.5	x
E.P.S. (FY 2004P) (c)	1.52	15.1

(a) Calculated using treasury method with 1.4mm outstanding options with weighted average strike price of $6.32.

(b) Includes $0.0mm debt and $6.8mm in cash at 2/1/04.

(c) Source: Company Management.  Not adjusted for NOL carryforward or accelerated depreciation.

Summary Terms

Process:

•                  Exclusive agreement between Crescent and Lily whereby Crescent will have thirty-seven days (“Exclusive Period”) to perform its due diligence and reach a definitive acquisition agreement with Lily. Obligation to notify Crescent of potentially more favorable proposal (Exclusivity Agreement in Appendix A)

•                  Key Terms of Exclusivity Agreement include a “No-shop” provision prohibiting the Company from seeking or facilitating another party’s investigation of an acquisition of the Company during the Exclusive Period

Key Assumptions(a):	• Key assumptions listed by Crescent in arriving at $23 per share value:

• The information in the Offering Memorandum has been prepared in good faith by Management and is based on reasonable assumptions

• There have been no material adverse changes in the business, financial condition, operations, assets or liabilities of the Company

• There would be no dividends or other distributions paid to the shareholders prior to the closing

• The Company would continue operations in the ordinary course of business and would not incur any additional indebtedness or engage in any material transactions

• No additional stock options would be granted by the Company

• Transactions costs will be reasonable and customary

• The Company’s cash on its balance sheet, less debt, is to exceed approximately $7.5 million, on average, for fiscal year 2004

(a)          See Offer Letter in Appendix B. Robert Friedman and Robert Glass retain material equity interest and enter into employment/non-compete agreements.

Possible Transaction Terms:	• “Customary” representation and warranties

• “Customary” no-shop provision that would bind the Company and the significant shareholder

• Board recommendation of the transaction with fiduciary out

• “Appropriate” termination fee

• Voting/tender agreement provision for significant shareholder (as long as the merger agreement is in effect)

• No financing condition to closing

• Appropriate financial assurances regarding obligations of Counterparty

• No material adverse change in the business between signing and closing

• All cash tender offer or a merger(a) to be mutually agreed to by both parties

(a)          Transaction involving an all-cash tender offer would likely close within approximately 45 days post definitive agreement versus approximately 90 days for a one-step merger.

Due Diligence:	• Thirty-seven day due diligence period

• Our understanding is that Crescent Capital diligence team will include:

• Crescent Capital team

• Casas, Benjamin & White, LLC (financial advisor)

• PricewaterhouseCoopers (accounting diligence)

• King and Spalding (legal advisors)

• Swander Pace Capital (consultants)

• Banc of America (financing source)

Financing:	• Affiliate of Crescent would commit substantial equity to transaction

• Preliminary discussions with financial institutions regarding debt financing

Summary Overview of Crescent

•                  Private equity investment group founded in 1997

•                  U.S. arm of Bahrain-based First Islamic Investment Bank

•                  Investors are among the wealthiest and most respected families and large institutions in the Middle East

•                  Key Executive Directors formerly with Investcorp

•                  David Crosland

•                  Ed Underwood

•                  In excess of $100 million in equity available for each transaction

•                  Since 1998, eleven transactions completed with over $1 billion in aggregate enterprise value

•                  Invests in control-oriented transactions with a broad industry affinity

•                  Specific industry interests are manufacturing, consumer products, telecommunication and software development

•                  Current and previous portfolio companies include Computer Generation ($178 million transaction)(a), Cirrus Industries ($143 million transaction) and Caribou Coffee ($80 million transaction)

(a)  Computer Generation was sold to Intec, a public U.K.-based competitor for $250 million in December 2000.

•                  Crescent Capital’s approval process:

•                  Crescent Capital’s authority to enter into an acquisition is conditioned on the approval of First Islamic’s Executive Investment Committee which typically takes the recommendation of the firm’s Management Investment Committee

•                  Two Executive Directors, David Crosland and Charles Ogburn, are members of the seven member Management Investment Committee of First Islamic and currently intend to recommend that the Executive Investment Committee approve the transaction subject to diligence and acceptable merger agreement

•                  Crescent Capital Management Investment Committee has authorized the commencement of diligence procedures upon the execution of the Exclusivity Agreement

•                  First Islamic Bank:

•                  First Islamic’s main lines of business are corporate investments, real estate investments, and asset-based investments

•                  First Islamic has $818.0 million in total assets, $306.8 million in cash, and net income of $44.8 million for the fiscal year ended 2003

Tab II

Summary Valuation Analysis

Financial Forecast

Summary Financials - Management Forecast (a)

(Amounts in millions, except per share data)

				Projected
Fiscal Year,	2001A	2002A	2003E	2004	2005	2006	2007	2008
Sales	$322.5	$349.0	$364.6	$398.2	$438.6	$481.0	$525.8	$572.0
% Growth	(1.7)%	8.2%	4.5%	9.2%	10.1%	9.7%	9.3%	8.8%
% Growth Comp (b)	(1.7)%	7.4%	(2.5)%	1.7%	2.0%	2.0%	2.0%	2.0%
% Gross Margin	37.1%	38.4%	38.0%	38.9%	39.2%	39.4%	39.6%	39.8%
EBITDA	21.3	29.0	24.5	30.2	35.1	40.5	45.7	51.9
% Margin	6.6%	8.3%	6.7%	7.6%	8.0%	8.4%	8.7%	9.1%
Net Income (c)	7.1	12.6	7.8	13.8	15.6	19.2	21.2	24.5
Earnings Per Share (d)	2.08	1.68	1.02	1.81	2.01	2.49	2.75	3.18

Capital Expenditures	4.6	11.7	8.5	10.6	10.0	8.7	8.7	8.7

New Shoe Stores Opened	—	—	—	2	4	4	4	4
New Traditional Stores Opened	0	2	4	3	4	4	4	4

Summary Financials - Sensitivity Case (e)

(Amounts in millions, except per share data)

				Projected
Fiscal Year,	2001A	2002A	2003E	2004	2005	2006	2007	2008
Sales	$322.5	$349.0	$364.6	$398.2	$435.4	$474.6	$516.1	$558.8
% Growth	(4.6)%	8.2%	4.5%	9.2%	9.3%	9.0%	8.8%	8.3%
% Growth Comp (b)	(1.7)%	7.4%	(2.5)%	1.7%	1.0%	1.0%	1.0%	1.0%
% Gross Margin	37.1%	38.4%	38.0%	38.6%	38.7%	38.8%	38.9%	39.0%
EBITDA	21.3	29.0	24.5	28.7	31.7	35.5	39.1	43.6
% Margin	6.6%	8.3%	6.7%	7.2%	7.3%	7.5%	7.6%	7.8%
Net Income (c)	7.1	12.6	7.8	13.8	13.7	16.3	17.3	19.6
Earnings Per Share (d)	2.08	1.68	1.02	1.81	1.79	2.13	2.27	2.57

Capital Expenditures	4.6	11.7	8.5	10.6	10.0	8.7	8.7	8.7

New Shoe Stores Opened	—	—	—	2	4	4	4	4
New Traditional Stores Opened	0	2	4	3	4	4	4	4

(a)          Lily Management Forecast.

(b)         Includes 41 Base Stores in 2001-2003.  Includes 39 Comparable Stores open at least one year and excludes recently expanded stores in San Francisco and East Brunswick in 2004-2008.

(c)          Adjusted for NOL carryforward in 2004-2007 and benefit from accelerated depreciation in 2004.

(d)         Based on 7.5mm diluted shares outstanding in 2002 per management and 7.7mm diluted shares outstanding in 2003-2008 calculated using treasury method with 1.4mm options outstanding at weighted average strike price of $6.32.

(e)          39 Stores Sensitivity - 1% sales growth and constant 38.7% gross margin 2004-2008.

Comparable Store Sales Growth

•                  After consistently strong comparable store sales momentum in 2002, Lily experienced weakness in the first half of 2003, but the Company has returned to positive comparable store sales growth in the 4th quarter of 2003

•                  Over the most recent four year period Lily has experienced significant variability in comp store sales growth

Lily Comparable Store Sales By Month

	February	March	April	1st Quarter	May	June	July	2nd Quarter
2000	(6.2)%	(2.5)%	6.8%	1.0%	0.2%	0.1%	(2.0)%	(0.3)%
2001	1.7	(2.1)	6.5	1.9	(2.7)	(5.0)	(10.5)	(5.3)
2002	7.1	10.5	1.6	6.4	5.4	10.7	31.0	12.6
2003	(11.3)	(5.2)	(7.9)	(7.7)	(4.6)	(5.1)	3.9	(2.9)

	August	September	October	3rd Quarter	November	December	January	4th Quarter	Full Year
2000	4.6%	3.4%	6.9%	4.9%	1.4%	3.9%	(8.4)%	0.3%	1.5%
2001	(1.8)	(5.2)	(8.5)	(5.5)	(3.6)	2.4	10.8	1.9	(1.7)
2002	10.0	11.9	13.2	12.1	5.0	(3.0)	(3.4)	(0.4)	7.4
2003	(2.4)	0.9	(6.3)	(2.3)	2.4	4.1	4.5	3.6	(2.5)

Historical Stock Price Performance

Weekly Stock Price/Volume Analysis: Last Three Years

March 23, 2001 to February 20, 2004

[CHART]

Source: Bloomberg.

Comparative Stock Price Performance

Lily Stock Price Performance vs. S&P 500 and Industry Indices:  Last Two Years

March 23, 2001 to February 20, 2004; Price as a Percent of Base (January 25, 2002 = 100%)

[CHART]

Source:  Bloomberg.

(a) Industry Index includes TJX Companies, Ross Stores, Men’s Wearhouse, Burlington Coat Factory, Stein Mart and Retail Ventures, Inc.

Analysis at Various Prices

Analysis At Various Prices - Management Case

(Amounts in Millions, Except Per Share Data)

				Close on
				2/24/04
Stock Price				$19.63		$22.00		$22.50		$23.00		$23.50		$24.00
Shares Outstanding				6.7		6.7		6.7		6.7		6.7		6.7
Options Outstanding (a)				1.4		1.4		1.4		1.4		1.4		1.4
Diluted Shares Outstanding				8.1		8.1		8.1		8.1		8.1		8.1
Total Equity Value				$158.8		$177.9		$182.0		$186.0		$190.1		$194.1
Plus: Net Debt (b)				(6.8)		(6.8)		(6.8)		(6.8)		(6.8)		(6.8)
Plus: Exercise Price				(8.8)		(8.8)		(8.8)		(8.8)		(8.8)		(8.8)
Total Enterprise Value				$143.1		$162.3		$166.4		$170.4		$174.4		$178.5

Premium/(Discount) to:
Current Price (02/24/04)		$19.63		0.0%		12.1%		14.6%		17.2%		19.7%		22.3%
1 Month Average		18.86		4.1		16.6		19.3		22.0		24.6		27.3
1-Year Average		15.95		23.1		37.9		41.1		44.2		47.3		50.5
52-Week High (12/19/03)		19.84		(1.1)		10.9		13.4		15.9		18.4		21.0
52-Week Low (06/04/03)		12.25		60.2		79.6		83.7		87.8		91.8		95.9

Enterprise Value as a Multiple of:
Net Sales	2003E	$364.6		39.3%		44.5%		45.6%		46.7%		47.8%		49.0%

EBITDA	2003E	$24.5		5.9	x	6.6	x	6.8	x	7.0	x	7.1	x	7.3	x
	LTM EBITDA as of Q1 2004P	27.4	(c)	5.2		5.9		6.1		6.2		6.4		6.5
	LTM EBITDA as of Q2 2004P	29.2	(c)	4.9		5.6		5.7		5.8		6.0		6.1
	2004P - Management Case	30.2		4.7		5.4		5.5		5.7		5.8		5.9
	2004P - Sensitivity Case	28.7		5.0		5.7		5.8		5.9		6.1		6.2

EBITDA-Cap Ex	2003E	$15.9		9.0	x	10.2	x	10.4	x	10.7	x	10.9	x	11.2	x
	2004P - Management Case	19.6		7.3		8.3		8.5		8.7		8.9		9.1
	2004P - Sensitivity Case	18.1		7.9		9.0		9.2		9.4		9.6		9.8

P/E	2004P - Management Case	1.52	(d)	12.9	x	14.5	x	14.8	x	15.1	x	15.5	x	15.8	x
	2004P - Sensitivity Case	1.41	(d)	13.9		15.6		16.0		16.3		16.7		17.1
	2004P - Street Case	1.40	(e)	14.0		15.7		16.1		16.4		16.8		17.1

(a)          1.4mm options outstanding with weighted average strike price of $6.32.

(b)         Includes Total Debt of $0.0mm and $6.8mm Cash at the end of 2003.

(c)          Management’s projections.

(d)         Excludes NOL and accelerated depreciation tax benefit.

(e)          Source: CL King research report dated 1/26/04.

Summary Valuation

Summary Valuation Overview

(Dollars in Millions)

[CHART]

(a)          Discounted Cash Flow financial analysis based on 4.5x-5.5x terminal multiples of EBITDA and 8.5-10.5% weighted average cost of capital.

(b)         2004-2008 forecast provided by Management.

(c)          Sensitivity Case with 39 store Comparable Store Base generating gross margin of 38.7% from 2004-2008 versus gross margin of 39.1% to 40.0% from 2004-2008 for Management Case and Comparable Store sales growth of 1% for 2005-2008 versus 2% for Management Case.

Summary of Comparable Company Trading Valuation

Market Capitalization

[CHART]

Enterprise Value/LTM EBITDA

[CHART]

LTM Sales

[CHART]

Enterprise Value/2004E EBITDA

[CHART]

Comparable Companies Trading Valuation

MARKET DATA

	Closing					Price/Earnings Multiples					Enterprise Value as a Multiple of
	Price on	52 Week		Equity	# of	CY 2003		CY 2004		Enterprise	LTM	LTM		LTM
Selected Companies	2/24/2004	High	Low	Value	Estimates	EPS (a)		EPS (a)		Value (b)	Net Sales	EBIT		EBITDA		04E EBITDA (c)
LILY	$19.63	$19.89	$12.25	$149.9	2	21.3	x	14.0	x	$143.1	39.3%	10.1	x	5.9	x	4.9	x
TJX Companies, Inc.	$23.68	$23.95	$15.93	12,230.0	19	18.8		16.3		12,424.1	97.6%	12.9		10.5		8.6	x
Ross Stores	$31.53	$31.90	$16.49	4,819.0	14	21.4		19.1		4,751.3	125.5%	13.6		11.6		9.4	x
Men’s Wearhouse	$25.45	$30.90	$11.95	1,021.2	8	19.3		16.3		975.0	71.7%	11.6		7.3		6.5	x
Burlington Coat Factory Warehouse	$18.89	$22.26	$15.50	843.5	0	12.2		10.7		843.8	30.6%	10.1		5.1		NM
Stein Mart	$10.92	$10.93	$4.30	462.8	3	33.1		29.0		449.2	33.1%	NM		23.6		10.7	x
Retail Ventures, Inc. (d)	$6.00	$6.25	$1.48	212.9	1	NM		20.0		586.8	23.0%	25.2		7.5		4.9	x

OPERATING DATA

							Net Income		5 Year	CY 2004
	Net Sales		EBITDA		EBIT		to Common		Growth	PE/
	LTM	CAGR	LTM	CAGR	LTM	CAGR	LTM	CAGR	Rate (a)	Growth
LILY	$364.6	6.1%	$24.5	7.1%	$14.2	11.0%	$10.0	16.3%	14.5%	1.0
TJX Companies, Inc.	12,727.8	11.8%	1,188.9	4.9%	963.7	3.9%	573.9	3.2%	15.0%	1.1
Ross Stores	3,786.5	14.2%	408.7	13.7%	349.5	14.4%	213.1	15.1%	15.0%	1.3
Men’s Wearhouse	1,360.1	(1.5)%	132.9	(19.6)%	84.0	(29.9)%	51.4	(29.2)%	15.0%	1.1
Burlington Coat Factory Warehouse	2,753.8	5.9%	165.5	4.7%	83.9	(3.4)%	49.5	(4.4)%	10.0%	1.1
Stein Mart	1,358.4	8.0%	19.0	(17.9)%	(0.2)	(26.6)%	(1.3)	(27.5)%	15.0%	1.9
Retail Ventures, Inc. (d)	2,552.5	5.2%	77.8	114.3%	23.3	NM	(8.5)	NM	NA	NA

MARGINS

							LEVERAGE & COVERAGE RATIOS
	EBITDA / Sales		EBIT / Sales		Net Income / Sales		Net Debt/	Gross Debt/	Net Debt/		EBITDA/		EBIT/
	LTM	Average	LTM	Average	LTM	Average	Net Cap.	EBITDA	EBITDA		Net Interest		Net Interest
LILY	6.7%	7.3%	3.9%	4.4%	2.7%	2.7%	(9.2)%	0.0%	(0.3	)x	(21.9	)x	(12.7	)x
TJX Companies, Inc.	9.3%	10.4%	7.6%	8.6%	4.5%	5.2%	12.0%	23.7%	0.2		43.5		35.3
Ross Stores	10.8%	10.7%	9.2%	9.1%	5.6%	5.5%	(10.9)%	12.2%	(0.2)		(839.1)		(717.6)
Men’s Wearhouse	9.8%	10.4%	6.2%	7.2%	3.8%	4.3%	NM	29.1%	NM		NM		NM
Burlington Coat Factory Warehouse	6.0%	6.7%	3.0%	4.3%	1.8%	2.6%	0.0%	81.4%	0.0		39.5		20.0
Stein Mart	1.4%	4.7%	(0.0)%	3.4%	(0.1)%	2.0%	(6.8)%	0.0%	NM		NM		NM
Retail Ventures, Inc. (d)	3.0%	2.4%	0.9%	0.2%	(0.3)%	(0.7)%	64.5%	491.8%	4.8		2.2		0.7

(a)          Source of projected EPS estimates and growth rates:  First Call Investment Research - mean estimate of Wall Street analysts as of 2/24/04.

(b)         Enterprise value represents equity value plus book values of total debt, including preferred stock and minority interest less cash.

(c)          Source of projected EBITDA estimates: LILY (CL King & Associates dated 1/26/04), TJX (I/B/E/S median of 6 research reports), Ross (CSFB dated 2/6/04), Men’s Wearhouse (UBS Warburg dated 1/8/04), SMRT (Suntrust Robinson Humphrey dated 11/5/03), FTSU (B. Riley & Company dated 12/5/03) and RVI (Johnson Rice & Company dated 12/9/03).

(d)         Includes Value City Department Stores, DSW and Filene’s Basement.

Summary LBO Valuation Parameters

•                  Financial buyers’ ability to pay will be limited by amount of leverage of the Company can support and targeted equity returns

•                  With approximately4.0x debt to EBITDA and targeted equity returns in the mid 20% range yield LBO valuation of $20.00 – $23.00

•                  Significant variability in returns between Management and Sensitivity Cases

Illustrative LBO Valuation

		$20.00 Per Share				$23.00 Per Share
		Amount		% of Total		Amount		% of Total
	Total Debt (a)	$100.0		62.9	Total Debt (a)	$100.0		54.3%
Proforma Structure	Total Equity	59.0		37.1	Total Equity	84.2		45.7%
	Total Sources of Funds (b)	$159.0		100.0	Total Sources of Funds (b)	$184.2		100.0%

Proforma Total Debt/EBITDA
2003 PF		4.1	x			4.1	x
2004 PF		3.3	x			3.3	x

Return to Equity Holders	Year 5 Exit		Year 5 Exit
Exit EBITDA Multiple	Management Case	Sensitivity Case	Management Case	Sensitivity Case
4.0 x	24.1%	16.2%	15.3%	8.1%
5.0 x	31.2%	23.6%	21.7%	14.8%
6.0 x	37.1%	29.6%	27.1%	20.3%

(a)          Based on high-yield financing at 10.50% and 15.0% equity to management.

(b)         Total includes transaction fees and expenses.

Selected Specialty Retail Precedent Transactions

												Equity Value as
				Premium to Close		Enterprise Value						a Multiple
Date	Acquiror Name	Enterprise	Equity	1 Week Prior to	LTM	as a Multiple of LTM:						of LTM
Announced	Seller Name	Value	Value	Announcement	Sales	Sales	EBITDA		EBIT		EBITDA Margin	Net Income
Feb-04	Genesco, Inc. Hat World Corp.	$165.0	$165.0	NM	$198.0	83.3%	7.0 x		NA		11.9%	NA

Oct-03	TJX Companies, Inc. Bob’s Stores Center, Inc.	59.0	59.0	NM	Not Disclosed

Oct-03	Apollo Management, L.P. GNC (Royal Numico N.V.)	750.0	750.0	NM	1,517.9	49.4	5.2		8.1		9.6	NA

Oct-03	Kelso & Company/Stage Stores Peebles, Inc.	247.9	167.0	NM	311.0	79.7	Not Disclosed

Feb-03	Gart Sports Company The Sports Authority, Inc.	338.3	187.2	11.8%	1,439.1	23.5	4.9		11.6		4.8	8.0

Dec-02	Bear Stearns Merchant Banking Vitamin Shoppe	310.0	310.0	NM	NA	NA	7.3		NA		NA	NA

Nov-02	Bear Stearns Merchant Banking Lerner New York	153.9	153.9	NM	940.0	16.4	NA		NA		NA	NA

Nov-01	Retail Brand Alliance Brooks Brothers, Inc. (a)	225.0	225.0	NM	555.0	40.5	5.6		13.2		7.2	NA

Jul-01	Charming Shoppes, Inc. Lane Bryant	335.0	335.0	NM	837.5	40.0	6.3		NA		6.3	NA

Feb-01	Gart Sports Company Oshman’s Sporting Goods, Inc.	83.8	83.1	36.6%	330.5	25.4	4.3		6.1		5.9	11.2

Dec-00	Best Buy Company Musicland Stores Corp.	674.4	415.9	93.1%	1,932.4	34.9	4.6		6.5		7.6	7.1

Aug-00	Zale Corporation Piercing Pagoda, Inc.	209.9	197.7	47.6%	282.7	74.2	6.0		8.0		12.4	15.2

Apr-00	Dollar Tree Stores, Inc. Dollar Express, Inc.	307.0	307.0	NM	156.0	196.8	Not Disclosed

Feb-00	Value City Department Stores Filene’s Basement Corp.	89.0	44.1		290.1	30.7	Not Disclosed

Nov-99	Charming Shoppes Catherines Stores Corp.	142.3	142.3	71.4%	305.2	46.6	5.1		32.5		9.1	14.2

			Median	47.6%		40.5%	5.4	x	8.1	x	7.4	11.2	x
			Mean	52.1%		57.0%	5.6	x	12.3	x	8.3	11.1	x

NA=Not Applicable.  NM=Not Meaningful.

(a)          Based on 3/31/02 actuals.

Lily Historical Enterprise Value to EBITDA

•                  Lily has traded at EBITDA multiples of 4.0x – 4.8x throughout much of 2002 and 2003, but has traded up in the last quarter of 2003 and beginning of 2004 with the expectation of improved performance for 2004

•                  Lily is trading at 4.7x 2004 EBITDA

Lily Enterprise Value to LTM EBITDA:  Last Two Years

[CHART]

Illustrative Discounted Equity Value

Management Case

	Projected Management Forecast
Fiscal Year,	2003 A	2004	2005	2006	2007	2008

EBITDA	$24.5	$30.2	$35.1	$40.5	$45.7	$51.9
Cash at Year End	6.8	19.8	33.3	51.6	72.5	96.7

		Implied Price Per Share at
Trailing EBITDA Multiple		Feb. 2004		Feb. 2005	Feb. 2006	Feb. 2007	Feb. 2008

4.0 x	FV per share (a)	$14.02		$18.47	$22.56	$27.50	$32.65
	PV per share (b)	14.02		17.02	19.16	21.53	23.56

4.5 x	FV per share (a)	$15.54		$20.34	$24.73	$30.00	$35.48
	PV per share (b)	15.54		18.74	21.00	23.49	25.60

5.0 x	FV per share (a)	$17.05		$22.20	$26.89	$32.51	$38.30
	PV per share (b)	17.05		20.46	22.85	25.45	27.64

5.9 x	FV per share (a)	$19.63	(c)	$25.39	$30.60	$36.79	$43.13
	PV per share (b)	19.63		23.40	25.99	28.80	31.12

(a)          Share price calculated using multiple of trailing EBITDA plus cash.  Share count adjusted using treasury method with 1.4mm options outstanding at weighted average strike price of $6.32.

(b)         Cost of equity is 8.5%.

(c)          Stock price as of 2/24/04.

Sensitivity Case

	Projected Sensitivity Case
Fiscal Year,	2003 A	2004	2005	2006	2007	2008

EBITDA	$24.5	$28.7	$31.7	$35.5	$39.1	$43.6
Cash at Year End	6.8	18.7	30.2	45.7	62.8	82.1

		Implied Price Per Share at
Trailing EBITDA Multiple		Feb. 2004		Feb. 2005	Feb. 2006	Feb. 2007	Feb. 2008

4.0 x	FV per share (a)	$14.02		$17.61	$20.52	$24.31	$28.18
	PV per share (b)	14.02		16.23	17.43	19.03	20.33

4.5 x	FV per share (a)	$15.54		$19.39	$22.48	$26.50	$30.60
	PV per share (b)	15.54		17.87	19.10	20.75	22.08

5.0 x	FV per share (a)	$17.05		$21.17	$24.44	$28.70	$33.01
	PV per share (b)	17.05		19.51	20.76	22.47	23.82

5.9 x	FV per share (a)	$19.63	(c)	$24.20	$27.79	$32.45	$37.14
	PV per share (b)	19.63		22.30	23.61	25.40	26.80

(a)          Share price calculated using multiple of trailing EBITDA plus cash.  Share count adjusted using treasury method with 1.4mm options outstanding at weighted average strike price of $6.32.

(b)         Cost of equity is 8.5%.

(c)          Stock price as of 2/24/04.

Valuation Considerations

•                  The M&A environment has picked up momentum during the first quarter of 2004

•                  M&A volume in the U.S. stands at $255.5 billion for the calendar year compared to $58.1 billion for the first two months of 2003(a)

•                  Robust financing markets have enabled financing of M&A transactions

•                  The high yield market continues to be strong as cash-heavy market is competing for yield

•                  Aggressive new deals continue to get done such as AMF Bowling $150 million notes at 10% to fund its LBO by Code Hennessey(b)

•                  Financial sponsors are actively deploying capital in the market

•                  Retail stocks are selling near their 52 week highs(c)

•                  U.S. retailers, including Wal-Mart, Target and TJX Companies, had same-store sales for January that significantly beat market expectations

•                  Specialty retail stocks up 54.4% and 17.1% over the past 1 year and 3 years respectively(d)

•                  Department store stocks up 57.4% and 4.9% over the past 1 year and 3 years respectively(e)

(a)          Source: Bloomberg.

(b)         Source: JPMorgan High Yield Capital Markets Daily.

(c)          Source: A.G. Edwards, February 2004.

(d)         Calculated using Standard and Poor’s 500 Specialty Retail Index.

(e)          Calculated using Standard and Poor’s 500 Department Store Index.

Company Specific Considerations

•                  Since emerging from bankruptcy, Company has pursued a limited growth strategy

•                  Focused on 44 Core Stores

•                  Selective new store openings in 2002 (2 new stores) and 2003 (4 new stores and San Francisco shoe store) and store expansions (San Francisco and East Brunswick) in key markets

•                  Management has prepared a plan for an enhanced growth strategy for the next five years building 19 new traditional stores and 18 new shoe stores between 2004 and 2008

•                  Growth strategy is not yet proven

•                  Potential buyer is valuing Lily based on 2004 management forecast and the aforementioned growth strategy

•                  Company performance is being evaluated based on easy comp store sales growth comparisons with last year

•                  Senior Management team is critical to Lily and has a limited window of time left with the business

Potential Strategic Buyer Landscape

•                  Limited universe of strategic buyers due to Lily’s niche market position in upscale off-price retail

•                  Major upscale department stores have their own off-price outlets (Saks off-Fifth, Neiman Marcus Last Call)

•                  Upscale apparel manufacturers would likely have no interest in owning off-price retail (multi-brand)/channel conflict

•                  We would anticipate that major off-price merchants may have little or no interest

•                   Limited synergy potential

•                   Lack of strategic fit

•                   Would add new off-price concept but major off-price retailers have limited track record of acquisitions, with exception of TJX Companies’ acquisition of Bob’s Stores

•                   Unlikely that Lily could be meaningful to a strategic buyer given its limited long-term growth potential

Appendix A:

Letter of Exclusivity

[LOGO]

PERSONAL AND CONFIDENTIAL

February 25, 2004

Board of Directors

Loehmann’s Holdings, Inc.

c/o Peter J. Solomon Company

767 5th Avenue

New York, New York 10153

Attention: Marc S. Cooper, Managing Director

Ladies and Gentlemen:

First Islamic Investment Bank E.C. (“FIIB”), acting through its affiliate (the “Interested Party”), is interested in pursuing a transaction with Loehmann’s Holdings, Inc. (the “Company”).  Crescent Capital Investments, Inc. (“Crescent Capital”), an indirect wholly-owned subsidiary of FIIB, is acting as the agent of the Interested Party with respect to the proposed transaction, and has the authority to execute this agreement on behalf of the Interested Party.

To facilitate discussions between Crescent Capital and the Company, and in consideration of the significant costs in terms of the time, effort and out-of-pocket expenses to be incurred by FIIB and its affiliates in connection with the proposed transaction, the Company hereby agrees that during the Exclusivity Period (as defined below), the Company will not, directly or indirectly, solicit, encourage, engage in or participate in any discussions or negotiations with, or enter into any agreement or understanding with, or provide any information to, or otherwise cooperate with, encourage, assist or facilitate, any person or entity (other than Crescent Capital, FIIB and the Interested Party) regarding any merger, consolidation, share exchange, tender offer, sale or other disposition of shares of capital stock, spin-off, split-off, joint venture or other business combination or plan of reorganization, recapitalization or reclassification or any other similar transaction, in any case involving the Company or any of the Company’s assets or subsidiaries, or any sale or other disposition of all or a significant part of the assets of the Company and its subsidiaries (any of the foregoing, an “Acquisition Proposal”), nor will the Company permit or authorize any subsidiary or affiliate of the Company, or any officer, director, employee, agent or other representative of the Company, or any subsidiary or affiliate thereof, to take such actions in connection with an Acquisition Proposal.  In addition, the Company shall advise Crescent Capital promptly (and in any event within two business days) following receipt of an Acquisition Proposal or inquiry if such Acquisition Proposal or inquiry is received during the Exclusivity Period and presents a reasonable possibility of being ultimately more favorable than the proposed transaction with Crescent Capital.  The “Exclusivity Period” will be the period beginning the date this letter is countersigned by the Company and terminating at 11:59 p.m.,  Eastern Time, on the 37th calendar day following such date; provided, however, that the Exclusivity Period may be extended as mutually agreed upon by the parties.

Any costs, fees and expenses incurred by any of the parties hereto or their affiliates in connection with a possible transaction will be paid by the party incurring such costs, fees or expenses.

The Company and Crescent Capital understand and agree that no contract or agreement providing for any transaction involving the Company will be deemed to exist between any of the parties unless and until a final definitive agreement has been executed and delivered.  The Company and Crescent Capital also agree that unless and until a final definitive agreement regarding a transaction between the Interested Party and the Company has been executed and delivered, neither the Company nor the Interested Party (nor any affiliate of the Interested Party) will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this agreement or otherwise except for the matters specifically agreed to herein.

The Company and Crescent Capital agree that money damages would not be a sufficient remedy for any breach of this agreement and that the parties will be entitled to equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this agreement, in addition to all other remedies available at law or in equity, including monetary damages, both actual and consequential.

This agreement may be modified or waived only by a separate writing by the Company and Crescent Capital expressly modifying or waiving such agreement.  No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

This agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

If any term, provision, covenant or restriction of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this agreement will remain in full force and effect.

This agreement is for the benefit of the Company and Crescent Capital, and will be governed by and construed in accordance with the laws of the State of New York.

Please confirm your agreement with the foregoing by signing and returning one copy of this agreement, whereupon this agreement will become a binding agreement between the Company and Crescent Capital (on behalf of the Interested Party).

[Balance of page intentionally left blank.  Signatures begin on following page.]

Very truly yours,

INTERESTED PARTY, by

CRESCENT CAPITAL INVESTMENTS, INC.,
as the Interested Party’s agent

	By:	/s/ David Crosland
Name: David Crosland
Title: Executive Director

Accepted and agreed as of the day of , 2004:

Loehmann’s Holdings, Inc.

By:
Name:
Title:

Appendix B:

Indication of Interest

[LOGO]

PERSONAL AND CONFlDENTIAL

February 25, 2004

Board of Directors

Loehmann’s Holdings, Inc.

c/o Peter J. Solomon Company

767 5th Avenue

New York, New York 10153

Attention: Marc S. Cooper, Managing Director

Ladies and Gentlemen:

We appreciate the opportunity that you have given us to conduct a preliminary analysis of Loehmann’s Holdings, Inc. (the “Company”). As we have discussed, we believe that the acquisition of the Company by a designated affiliate (the “Interested Party”) of First Islamic Investment Bank E.C. (“FIIB”) could provide significant benefits to both parties and their respective shareholders and investors.

Crescent Capital Investments, Inc. (“Crescent Capital”), an indirect wholly-owned subsidiary of FIIB, is acting as the agent of the Interested Party with respect to the possible acquisition and has the authority to execute this letter on behalf of the Interested Party.

The following summarizes the terms of a possible transaction between us:

Preliminary Valuation.   Based upon our review of the Company to date and the other assumptions set forth in this letter, our preliminary estimate of the acquisition value of the Company is approximately $23.00 per share of outstanding common stock of the Company, plus approximately $23.00 per outstanding Company stock option, reduced in the case of the options by the applicable net exercise price per option, for an aggregate acquisition value of approximately $177,200,000.  Some of the key assumptions that we have relied upon in determining such acquisition value are set forth in this letter.

Proposed Transaction Structure.   We would propose to purchase all of the outstanding capital stock of the Company (excluding stock that will be retained by management, as described below) for cash either in a merger or tender offer, with the final structure to be determined by the mutual agreement of the parties following the completion of due diligence. In accordance with our standard practices, we would require that the merger agreement contain representations, warranties, covenants and conditions customary for transactions of this nature.

Financing.   We understand that you will require that the proposed transaction not be subject to a financing contingency. Accordingly, while we do not currently have approvals or commitments with regard to financing arrangements that would enable us to satisfy such requirement, we have already begun to review financing alternatives for the proposed transaction. Subject to the satisfactory completion of due diligence, the negotiation of a merger agreement in form and substance satisfactory to the parties and the approval of FIIB’s Executive Investment Committee. FIIB, through an affiliate, would be prepared to commit the equity portion of the financing. Additionally, we have had preliminary discussions with certain financial institutions, and based on such discussions, we believe that market conditions are currently favorable and that Crescent Capital would be able to secure the debt portion of the financing necessary for the proposed transaction, subject to the satisfactory completion of due diligence by Crescent Capital and its lenders. Further, we would expect the merger agreement to include appropriate financial assurances with regard to the obligations of the Interested Party.

Timing and Approvals.                 We expect that we could close the transaction promptly following the approval of the transaction by the Company’s shareholders. The Interested Party’s authority to enter into the acquisition and to sign and deliver definitive agreements would be conditioned on approval of the acquisition by FIIB’s Executive Investment Committee, which we would seek to obtain us early as possible in the due diligence process and would include assurance that the transaction will be appropriately financed. Messrs. Crosland and Ogburn are members of the Management Investment Committee of FIIB and, subject to the satisfactory completion of due diligence and the negotiation of a merger agreement in form and substance satisfactory to the parties, currently intend to recommend that the FIIB Executive Investment Committee approve the proposed transaction. Crescent Capital has authorized the commencement of diligence procedures and the engagement of counsel and accounting advisors upon the execution by you of the Exclusivity Letter Agreement accompanying this letter. The transaction would also be conditioned on receipt of any required regulatory consents, including Hart-Scott-Rodino if applicable.

Due Diligence.               The execution of definitive agreements would be conditioned, among other things, on our satisfactory completion of due diligence. A list of the materials that we would expect to review during the due diligence process will be delivered to you separately. During the due diligence period, we assume that we would have access to the appropriate representatives of the Company to assist us. We expect that a merger agreement, including customary conditions, covenants, representations and warranties, would be prepared by our counsel and negotiated with you during the due diligence period, and then completed and signed promptly after completion of our due diligence.

Key Assumptions.   Set forth below are certain factors we considered in providing you with our preliminary estimate of value:

•                  The information contained in the memorandum provided to us on February 6, 2004 by Peter J. Solomon Company, the Company’s investment bankers, has been prepared in good faith by Company management based on assumptions management believes are reasonable;

•                  There have been no material adverse changes in the business, financial condition, operations, assets or liabilities of the Company or any of its subsidiaries and there are no significant liabilities or pending or threatened litigation claims that are not adequately provided for in the financial statements provided to us or disclosed in the Company’s SEC reports;

•                  There would be no dividends or other distributions paid to the shareholders prior to the closing;

•                  The Company would continue operations in the ordinary course of business and would not incur any additional indebtedness (other than possible borrowings under the Company’s existing revolving line of credit facility) or engage in any other material transactions;

•                  Pending closing of the proposed transaction, no additional stock options would be granted by the Company;

•                  The Company’s transaction costs will be reasonable and customary for a transaction of this type; and

•                  The Company’s cash on its balance sheet, less debt, is anticipated to approximate $7.5 million, on average, for fiscal year 2004.

Management.   We believe that management continuity would be a key element to our maintaining the successful operations of the Company. We therefore would require that Messrs. Friedman and Glass (and possibly other executive officers, subject to due diligence) enter into employment and non-competition agreements with the Interested Party or its designated affiliate, and would retain material equity interests in the Company, as agreed upon by the parties, in each case so as to assure us of their continued commitment to the Company after the consummation of the proposed transaction.

No Shop Provisions; Other Deal Protection Provisions.   In light of the commitment that we would be making with respect to the proposed transaction, we anticipate that the merger agreement would contain a customary no-shop provision that would bind the Company, and would require, as customary, the Company’s Board of Directors to recommend the transaction to its shareholders. In addition, we expect that the merger agreement would contain other customary deal protection provisions, including a customary “fiduciary out” provision, and an appropriate termination fee that would be payable by the Company to the Interested Party under customary circumstances.  We would also expect that Alpine Associates would agree to appropriate deal protection provisions, including a customary “no shop” provision and a customary agreement requiring it to either tender its shares, if the transaction is structured as a tender offer, or vote in favor of the transaction, if the transaction is structured as a merger, such agreement to terminate in the event the merger agreement is terminated.

Confidentiality.         We expect that the Company and its representatives will maintain, subject to applicable law, the confidentiality of all the information contained in this letter, and any discussions with respect to the subject matter hereof, in a manner identical to that provided in the confidentiality agreement previously executed by Crescent Capital with respect to the Company.

Non-Binding Letter.  This letter constitutes a non-binding indication of our current interest with respect to a proposed transaction, and does not constitute an offer or an obligation binding on any party to enter into or consummate a transaction and creates no rights in favor of any party with respect to a proposed transaction. Each of FIIB, Crescent Capital and the Interested Party reserves the right, in its sole discretion, to modify its indication of interest or withdraw from the sales process at any time, it being understood that in such event the Company will no longer have any obligations under the Exclusivity Letter Agreement. A binding commitment with respect to a proposed transaction would result only from the satisfactory completion of due diligence and the execution of a definitive agreement, subject to the terms and conditions expressed therein.

*   *   *   *   *

We view the potential transaction to be an important opportunity for all parties involved. Accordingly, subject to the execution and delivery by the Company of the Exclusivity Letter Agreement accompanying this letter, we are prepared to commit significant resources to the transaction, and to act expeditiously.

We appreciate the opportunity you are providing to us to evaluate the business of the Company. We look forward to visiting with you and the Company’s executive officers to discuss our proposal.

If you have any questions concerning our indication of interest, please contact David Crosland at (404) 920-9000 or Gerry Benjamin of Casas, Benjamin & White, LLC, our investment bankers, at (404) 816-0049.

Very truly yours,

Crescent Capital Investments, Inc.

By:	/s/ David Crosland
David Crosland
Executive Director

Appendix C:

Supplementary Financial Information

Discounted Cash Flow Analysis

Discounted Cash Flow Analysis - Management Forecast

(Amounts in Millions, Except Per Share Data)

	Projected Fiscal Year Ending February 1,
	2004	2005	2006	2007	2008
Net Sales	$398.2	$438.6	$481.0	$525.8	$572.0
• % Growth	9.2%	10.1%	9.7%	9.3%	8.8%
EBITDA	$30.2	$35.1	$40.5	$45.7	$51.9
• % of Net Sales	7.6%	8.0%	8.4%	8.7%	9.1%
EBIT	$19.8	$24.2	$30.0	$34.5	$40.0
• % of Net Sales	5.0%	5.5%	6.2%	6.6%	7.0%
Taxes @ 41.0%	8.1	9.9	12.3	14.1	16.4
Tax-Adjusted EBIT	11.7	14.3	17.7	20.4	23.6
Depreciation & Amortization (a)	10.4	10.8	10.5	11.2	11.8
Capital Expenditures	(10.6)	(10.0)	(8.7)	(8.7)	(11.8)
Change in Net Working Capital	(1.5)	(3.5)	(3.0)	(2.9)	(3.6)
Free Cash Flow	$10.0	$11.6	$16.5	$19.9	$20.0
Growth in Free Cash Flow	—	16.2%	42.1%	21.0%	0.5%

Terminal Value / EBITDA Multiple	4.5 x			5.0 x			5.5 x
Discount Rate	8.5%	9.5%	10.5%	8.5%	9.5%	10.5%	8.5%	9.5%	10.5%
Present Value of Free Cash Flow	$59.6	$57.9	$56.2	$59.6	$57.9	$56.2	$59.6	$57.9	$56.2
Present Value of Terminal Value	155.3	148.3	141.7	172.5	164.8	157.5	189.8	181.3	173.2
Total Enterprise Value	$214.9	$206.2	$198.0	$232.1	$222.7	$213.7	$249.4	$239.2	$229.5
Less: Net Debt (b)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)
Total Equity Value	$221.7	$213.0	$204.7	$238.9	$229.4	$220.5	$256.2	$245.9	$236.2

Total Equity Value Per Share (c)	$28.50	$27.43	$26.41	$30.64	$29.46	$28.35	$32.77	$31.50	$30.30

Terminal Value as a % of Total Value	72.3%	71.9%	71.6%	74.3%	74.0%	73.7%	76.1%	75.8%	75.5%
Implied Perpetuity Growth Rate	(1.1)%	(0.2)%	0.7%	(0.2)%	0.7%	1.6%	0.5%	1.5%	2.4%

(a)          Capital expenditures set equal to depreciation and amortization in 2008 for normalized terminal year cash flow.

(b)         Includes Total Debt of $0.0mm and $6.8mm average net cash balance for FY 2004P per management forecast.

(c)          Diluted shares - includes 6.7mm of common stock and 1.4mm of options using the treasury method.

Discounted Cash Flow Analysis - Sensitivity Case

(Amounts in Millions, Except Per Share Data)

	Projected Fiscal Year Ending February 1,
	2004	2005	2006	2007	2008
Net Sales	$398.2	$435.4	$474.6	$516.1	$558.8
• % Growth	9.2%	9.3%	9.0%	8.8%	8.3%
EBITDA	$28.7	$31.7	$35.5	$39.1	$43.6
• % of Net Sales	7.2%	7.3%	7.5%	7.6%	7.8%
EBIT	$18.3	$20.9	$25.0	$27.9	$31.7
• % of Net Sales	4.6%	4.8%	5.3%	5.4%	5.7%
Taxes @ 41.0%	7.5	8.6	10.2	11.4	13.0
Tax-Adjusted EBIT	10.8	12.3	14.7	16.5	18.7
Depreciation & Amortization (a)	10.4	10.8	10.5	11.2	11.8
Capital Expenditures	(10.6)	(10.0)	(8.7)	(8.7)	(11.8)
Change in Net Working Capital	(1.7)	(3.5)	(3.0)	(2.8)	(3.5)
Free Cash Flow	$8.9	$9.6	$13.6	$16.1	$15.2
Growth in Free Cash Flow	—	8.2%	41.4%	18.4%	(5.6)%

Terminal Value / EBITDA Multiple	4.5 x			5.0 x			5.5 x
Discount Rate	8.5%	9.5%	10.5%	8.5%	9.5%	10.5%	8.5%	9.5%	10.5%
Present Value of Free Cash Flow	$48.8	$47.4	$46.0	$48.8	$47.4	$46.0	$48.8	$47.4	$46.0
Present Value of Terminal Value	130.4	124.6	119.0	144.9	138.4	132.2	159.4	152.2	145.5
Total Enterprise Value	$179.2	$171.9	$165.1	$193.6	$185.8	$178.3	$208.1	$199.6	$191.5
Less: Net Debt (b)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)
Total Equity Value	$185.9	$178.7	$171.8	$200.4	$192.5	$185.0	$214.9	$206.4	$198.3

Total Equity Value Per Share (c)	$24.08	$23.19	$22.34	$25.87	$24.90	$23.97	$27.67	$26.61	$25.61

Terminal Value as a % of Total Value	72.8%	72.4%	72.1%	74.8%	74.5%	74.2%	76.6%	76.3%	76.0%
Implied Perpetuity Growth Rate	(0.6)%	0.3%	1.2%	0.2%	1.2%	2.1%	0.9%	1.9%	2.8%

(a)          Capital expenditures set equal to depreciation and amortization in 2008 for normalized terminal year cash flow.

(b)         Includes Total Debt of $0.0mm and $6.8mm average net cash balance for FY 2004P per management forecast.

(c)          Diluted shares - includes 6.7mm of common stock and 1.4mm of options using the treasury method.

Appendix D:

Additional Crescent Information

Investment Team

[PICTURE]

David P. Crosland

David is an Executive Director of Crescent Capital. Prior to joining Crescent, David worked for Investcorp where he was responsible for all aspects of acquisitions and divestitures including originating, analyzing, structuring, and negotiating transactions as well as monitoring acquired companies. Prior to Investcorp, David spent three years with Morgan Stanley, where he worked in the firm’s mergers and acquisitions group. David holds a BA in Economics, magna cum laude, from Duke University and an MBA from Harvard Business School.

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Charles H. Ogburn

Charles H. Ogburn Charlie is an Executive Director of Crescent Capital. Prior to joining Crescent, Charlie spent more than 15 years at the investment banking firm of Robinson-Humphrey, most recently as Senior Managing Director and co-head of investment banking. Prior to Robinson-Humphrey, Charlie was an attorney with the law firm of King & Spalding for five years. Charlie is a graduate of Duke University and earned his law degree from Vanderbilt University School of Law. He is a Director of the Atlanta Venture Forum and a Trustee of Trinity School.

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Edward L. Underwood

Edward L. Underwood Ed is an Executive Director of Crescent, responsible for post-acquisition reporting for Crescent’s portfolio companies. Prior to joining Crescent, Ed served as Chief Financial Officer for Burnham Service Company, a $200 million revenue trucking and logistics company. Prior to Burnham, Ed spent nine years with Investcorp, most recently as part of the Post-Acquisition Management team where he was responsible for monitoring the operations and performance of acquired companies. Ed has a BS in Industrial Engineering from the Georgia Institute of Technology and an MBA from Cornell University.

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Wyche Fowler, Jr.

Senator Wyche Fowler, Jr., of Atlanta, Georgia, served as U.S. Ambassador to the Kingdom of Saudi Arabia from 1996 until 2001. Senator Fowler served for 16 years in the United States Congress, during which time he served as the U.S. Senator from Georgia from 1987 to 1993. First elected to the U.S. House of Representatives in 1977, he was a member of the Ways and Means and Foreign Affairs Committees, the Select Committee on Intelligence and the Congressional Arts Caucus. Before his election to Congress, Senator Fowler practiced law in Atlanta for eight years and was elected at age 29 to the Atlanta City Council. He was selected president of the Council four years later and served in that capacity until his election to the U.S. Congress. A native of Atlanta, Senator Fowler received a B.A. in English from Davidson College in 1962 and a J.D. from Emory University in 1969. He holds honorary degrees from Hofstra University, Davidson College and Morris Brown College. He is the recipient of many honors, including numerous awards for work supporting civil rights in the United States and human rights and freedom around the world. Senator Fowler is now engaged in an international business and law practice, while serving as Chairman of the Board of the Middle East Institute, a non-profit research foundation in Washington, D.C.

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Samuel L. Hayes

Samuel L. Hayes holds the Jacob H. Schiff Chair in Investment Banking, Emeritus at the Harvard Business School. He has taught at the School since 1971, prior to which he was a tenured member of the faculty of the Columbia University Graduate School of Business. He has consulted for a number of corporations, financial institutions, and government agencies, including the Justice Department, the Treasury Department, the Federal Trade Commission, and the Securities and Exchange Commission. For 12 years, he was Chairman of the Finance Advisory Board of the Commonwealth of Massachusetts. Professor Hayes’ research has focused on the capital markets and on the corporate interface with the securities markets. He has written numerous working papers and articles on related topics in journals such as the Harvard Business Review, and is the co-author or editor of seven books, including Islamic Law and Finance: Religion, Risk, and Return (Kluwer Press, 1997). He received a B.A. in Political Science at Swarthmore College in 1957 and an MBA (with Distinction) and DBA from Harvard Business School in 1961 and 1966, respectively. Professor Hayes currently serves on the Board of Managers of Swarthmore College, and the Board of Trustees of the New England Conservatory of Music, as well as on the Boards of the Eaton-Vance mutual funds, Tiffany & Company, Kobrick mutual funds, and Telect, Inc.

Current Investments

Company	Description	Transaction Date	Transaction Value
Ampad (Plano, Texas) [LOGO]

Ampad is one of the largest manufacturers and distributors of nationally branded and private label paper-based office products. In August 2003, Crescent’s affiliates sponsored the reorganization of Ampad as it emerged from Chapter 11 protection; thereby revitalizing the company and positioning it to take advantage of multiple opportunities for sales growth and cost savings.

		August 2003	$85 million 100% stake before management options

B.R. Lee Industries (Denver, North Carolina) [LOGO]	Operating under the “LeeBoy” brand name, Lee Industries controls 60% of the U.S. commercial paver market.	January 2000	$80 million, 84% stake

Caribou Coffee (Minneapolis, Minnesota) [LOGO]

Caribou benefits from the growing popularity of specialty coffees in the United States. It is the second largest non-franchised coffeehouse concept in the nation, operating more than 200 stores in eight states and the District of Columbia.

		December 2000	$80 million, 88% stake

Company	Description	Transaction Date	Transaction Value
Cirrus Industries (Duluth, Minnesota) [LOGO]

In recognition for its superior aircraft design, Cirrus has appeared on numerous industry and general circulation magazine covers. The Cirrus aircraft was named Best Private Airplane and one of “America’s 50 Best Products” by Forbes magazine Summer 2001 special issue.

		August 2001	$143 million 58% stake

DVT Corporation (Norcross, Georgia) [LOGO]

DVT is the recognized leader in a very specialized industry. DVT develops and builds machine vision systems. These highly precise instruments inspect products and control robots and packaging machinery.

		October 1999	$65 million 63% stake

Medifax EDI (Nashville, Tennessee) [LOGO]

Medifax EDI is a leading provider of information processing services to the health care industry in the United States, processing over 150 million transactions per year for more than 120,000 customers.

		June 2001	$120 million 100% stake

Company	Description	Transaction Date	Transaction Value
Smart Document Solutions LLC (Alpharetta, Georgia) [LOGO]	Smart has spearheaded the transformation of the archaic medical records retrieval business into a state-of-the-art industry through use of the company’s scan-based technology platform.	June 2002	$104 million 90% stake before management options

Transportation Safety Technologies, Inc. (Indianapolis, Indiana) [LOGO]

Transportation Safety Technologies (TST) is a manufacturer of specialty electrical components and safety products for the truck, utility, and emergency vehicles industries in the United States. In October 2000, Crescent’s affiliates acquired a controlling interest in TST, securing first mover advantage in a rapidly growing industry.

		September 2000	$25 million 70% stake

Yakima Products, Inc. / WaterMark Paddlesports, Inc. (Arcata, California) [LOGO]

Yakima is the market leader in the United States for branded, high end, multi-sport roof racks. In August 2001, the company was acquired and merged with WaterMark, thereby creating one of the premier outdoor sporting goods companies in the United States.

		August 2001	$93 million ($173 with Perception Group) 100% stake Yakima merged with Perception Group, an existing Crescent Capital portfolio company